Trade Bridge Capital LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

June 30, 2023

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70857

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____11/02/22____ AND ENDING ____06/30/23____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Trade Bridge Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2 N. Main Street, Suite 310__
(No. and Street)

__Sheridan__	__WY__	__82801__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wasitowski	307-751-7122	davidw@savileco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Michael Coglianese CPA,. P.C.__
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

__10/20/2009__	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ David Wasitowski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Trade Bridge Capital LLC _____, as of _____ June 30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LOURDES WEIKEL
Notary Public - Wyoming
Sheridan County
My Commission Expires Nov 3, 2024

Signature: _____

Title: Principal

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Trade Bridge Capital LLC
Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Trade Bridge Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade Bridge Capital LLC as of June 30, 2023 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trade Bridge Capital LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trade Bridge Capital LLC's management. Our responsibility is to express an opinion on Trade Bridge Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade Bridge Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Trade Bridge Capital LLC's auditor since 2023.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
September 28, 2023

Assets

Current assets

Cash and equivalents	$	71,454
Cash with cleairng broker		150,305
Due from clearing broker		82,231
Prepaid expenses		1,497
Total assets	$	305,487

Liabilities and Member's Equity

Current liabilities

Accounts payable and accrued expenses	$	14,866
Due to parent		31,949
Total current liabilities		46,815
Member's equity		258,672
Total liabilities and member's equity	$	305,487

See report of independent registered public accounting firm and notes to financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Trade Bridge Capital LLC (the "Company"), a limited liability company, was organized in the State of Wyoming for the purpose of doing business in the State of Wyoming and the State of Florida. The Company is a wholly-owned subsidiary of Savile Capital Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in business as a securities broker-dealer. All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition –The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission and or markups. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Referral fees are recognized as earned based on the terms of the contracts.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at June 30, 2023. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUTED)

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2021.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of June 30, 2023 the Company's cash in bank did not exceeds federally insured limits.

NOTE 4 – Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with StoneX Financial Inc. ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. At June 30, 2023, the amount due from the Clearing Broker was $232,536, as stated in the statement of financial condition, which includes a deposit of $150,305 at June 30, 2023.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At June 30, 2023, the Company had net capital of $257,175, which was $252,175 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 18.20%.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("Agreement") with its Parent. Pursuant to the agreement, the Company shares administrative, occupancy and other management and back-office services. For the year ended June 30, 2023, expenses allocated for these services provided to the Company totaled $95,324.

As of June 30, 2023, $31,949 was due to Parent, as stated on the statement of financial condition.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of June 30, 2023 through September 28, 2023, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.